SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the Minutes of the 116th Board of Directors’ Meeting” dated on February 21, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Announces the Minutes of the 116th Board of Directors’ Meeting

February 21, 2005 (02 pages)

For more information, please contact:

Daniel de Andrade Gomes

TELESP, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: dgomes@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo – Brazil; February 21, 2005) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 116th Board of Directors’ meeting held on February 21, 2005:

1. DATE, TIME AND PLACE OF THE MEETING: February 21, 2005, at 12:00 São Paulo time, at the Company’s headquarters located at Rua Martiniano de Carvalho #851 - 21st Floor, in the Capital of the State of São Paulo.

2. MEETING BOARD COMPOSITION: Fernando Xavier Ferreira – Chairman of the Board of Directors and Director Manoel Luiz Ferrão de Amorim.

3. INSTALLATION: The meeting began with the presence of the undersigned Board Members and once the legal “quorum” to proceed with the meeting was verified, according to the Company’s bylaws. Directors: Mr. José María Álvarez-Pallete López, Mr. José Fernando de Almansa Moreno-Barreda, Mr. Guillermo Pablo Ansaldo, Mr. Javier Nadal Ariño, Mr. Juan Carlos Ros Brugueras and Ms. Rosa Cullell Muniesa attended the meeting via videoconference from Madrid, Spain. The following members of the Audit Committee were also present for the discussion of the topics contained in these minutes: Mr. Wolney Querino Schuler Carvalho, Mr Cleuton Augusto Alvez, Mr. Oswaldo Vieira da Luz e Mr. André Cavalcanti Banks da Rocha.

4. AGENDA AND RESOLUTIONS:

4.1) PROPOSAL FOR THE GROUPING OF SHARES – With the objective of standardize the quotation unit of the shares, both in the domestic and international markets (São Paulo Stock Exchange - Bovespa and New York Stock Exchange – NYSE), to reduce administrative and operational costs for the maintenance and processing of the shareholder base, to grant greater visibility to the shares by means of adopting the trading per share, and to provide better quality of information and communication to the shareholders of the Company, and in accordance with the established in article 12 of the Law # 6404/76 dated as of December 15, 1976, the Board of Directors unanimously approved to submit to the General Shareholders’ Meeting the proposal for the grouping of the total shares representing of the capital stock of the Company, without modification of the value of the capital stock, under the following conditions:

i)	The current 493,592,279,341 (four hundred ninety three billion, five hundred ninety two million, two hundred seventy nine thousand, three hundred forty one) shares representative of the capital stock, from which 165,320,206,602 (one hundred sixty five billion, three hundred twenty million, two hundred six thousand, six hundred two) are common and 328,272,072,739 (three hundred twenty eight billion, two hundred seventy two million, seventy two thousand, seven hundred thirty nine) are preferred, will be grouped in the proportion of 1,000 (one thousand) shares to 1 (one) share of the respective class.

ii)	The holders of shares, of any class, which do not have multiples of 1,000 (one thousand) shares will be able to adjust their shareholder positions during the adjustment period of 30

(thirty) days to be announced through the Notice to the Shareholders. At the end of the adjustment period, the eventual fractions of shares resulting of the grouping will be sold in an auction to be held at the São Paulo Stock Exchange - Bovespa. The resulting values of the auction will be made available for each shareholder after the financial compensation of the shares sold in the auction. In case that it is not possible to identify the account to make the deposit, said amounts will remain at the shareholders’ disposal.

iii)	Once the adjustment period is finished, the shares representative of the capital stock of the Company will be traded grouped and on a unitary quotation exclusively.

iv)	Each American Depositary Receipt – ADR, that currently represents 1,000 (one thousand) preferred shares of the Company, will then represent 1 (one) preferred share. Therefore, there will not be resulting fractions in the ADR program.

v)	If the proposal is approved by the shareholders, the article 5 of the Company’s Bylaws, which deals with the capital stock, will be modified to reflect the new composition of the capital stock.

4.2) PROPOSAL FOR THE PURCHASE OF SHARES ISSUED BY THE COMPANY TO REMAIN IN TREASURY OR FOR FUTURE CANCELLATION – By unanimous vote and based on the item XIII of the article 17 of the Company’s bylaws, the Board of Directors approved the proposal for the purchase of shares issued by the Company to remain in treasury or for future cancellation, in the terms of CVM Instruction #10/80, under the following conditions:

i)	Objective: to allow the participation of the Company in the auction of fractions, grouped into shares, that will result of the grouping process, in order to pay the shareholders.

ii)	Quantity of shares to be purchased: up to the total number of shares originated in fractions resulting from the grouping, observing the limit of 10% of the outstanding shares of each class, in accordance with the current legislation.

iii)	Maximum period for the purchase: the total number of shares formed by the fractions originated in the grouping to be purchased in the auction to be held at Bovespa.

iv)	Number of outstanding shares: according to CVM Instruction #10/80, the number of outstanding shares in the market is 25,279,346,129 common shares and 36,452,510,659 preferred shares.

v)	Broker agents: ABN AMRO Real corretora de Câmbio Valores Mobiliários S/A, located at Av. Paulista 1374 – 15th Floor, São Paulo – SP; and Bradesco S/A Corretora de Títulos e Valores Mobiliários, located at Av. Ipiranga 282 – 13th Floor, São Paulo – SP.

4.3) Finally, the Board of Directors decided to authorize the Executive Management of the Company to execute all necessary acts to implement the referred approved proposals, including the definition and contracting of the institutions that will act as intermediaries.

At the end of the meeting, as there were no more topics to be discussed, these minutes were prepared as a summary of the events by the Secretary of the Board, and was approved and signed by the members of the Board of Directors and will henceforth be contained in the meeting log. São Paulo, February 21, 2005.

Board of Directors

Mr. Fernando Xavier Ferreira – Chairman of the Board

Mr. José María Álvarez-Pallete López – Vice Chairman of the Board

Mr. Miguel Angel Gutierréz Méndez

Mr. Guillermo Pablo Ansaldo

Mr. Javier Nadal Ariño

Mr. José Fernando de Almansa Moreno-Barreda

Mr. Juan Carlos Ros Brugueras

Mr. Luciano Carvalho Ventura

Mr. Luis Bastida Ibarguen

Mr. Manoel Luiz Ferrão de Amorim

Mr. Narcis Serra Serra

Ms. Rosa Cullell Muniesa

João Carlos de Almeida – Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: February 21, 2005	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director